{00198050:2} ANNUAL INFORMATION FORM Financial Year Ended June 30, 2022 September 20, 2022

{00198050:2} WHAT’S INSIDE: FORWARD-LOOKING STATEMENTS ............................................................................. 1 CORPORATE STRUCTURE............................................................................................. 3 GENERAL DEVELOPMENT OF THE BUSINESS ........................................................... 3 DESCRIPTION OF THE BUSINESS ............................................................................... 10 RISK FACTORS .............................................................................................................. 20 DESCRIPTION OF CAPITAL STRUCTURE................................................................... 33 MARKET FOR SECURITIES .......................................................................................... 34 ESCROWED SECURITIES ............................................................................................. 35 DIRECTORS AND OFFICERS........................................................................................ 35 LEGAL PROCEEDINGS AND REGULATORY ACTIONS ............................................. 38 INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ..... 39 TRANSFER AGENT AND REGISTRARS ...................................................................... 39 MATERIAL CONTRACTS .............................................................................................. 39 INTEREST OF EXPERTS ............................................................................................... 39 AUDIT COMMITTEE ....................................................................................................... 39 ADDITIONAL INFORMATION ........................................................................................ 40 SCHEDULE “A”: AUDIT COMMITTEE CHARTER ........................................................ 41

1 ANNUAL INFORMATION FORM In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries. All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 20, 2022, unless otherwise stated. FORWARD-LOOKING STATEMENTS This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward- looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:  pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;  the strategy of the Company and other matters discussed under the heading “Our Strategy”;  the anticipated disposition of legal claims disclosed under the heading “Legal Proceedings and Regulatory Actions”;  the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;  planned cost efficiencies, including the execution of the Company’s costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;  expectations related to the development and legalization of adult recreational markets;  growth opportunities, including the expansion into additional international adult recreational markets;  expectations related to the development of an adult recreational market in Germany and the Company’s ability to participate in that market;  product portfolio and innovation;  future strategic plans;  competitive advantages and strengths of medical and regulatory expertise;  licensing of genetic innovations to other LPs and associated revenue growth;  expectations regarding biosynthetic production and associated intellectual property;  the acquisition of Thrive and associated benefits;  the majority investment in Bevo Farms and associated benefits, including repurposing of the Aurora Sky facility; and  the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results. Forward looking information or statements contained in this Annual Information Form have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations

2 in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19,and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Annual Information Form and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. KEY TERMS ABCA Business Corporations Act (Alberta) ACE Aurora Cannabis Enterprises Inc., a wholly owned subsidiary of the Company and license-holder AIF or Annual Information Form this annual information form of the Company dated September 20, 2022 for the year ended June 30, 2022 Aurora or the Company Aurora Cannabis Inc. Aurora Coast Aurora’s research facility dedicated to cannabis breeding located in Comox, British Columbia Aurora Germany Aurora Deutschland GmbH, a wholly owned subsidiary of the Company Aurora Nordic Aurora Nordic Cannabis A/S, a wholly owned subsidiary of the Company Aurora Nordic Facility Aurora’s production facility located in Odense, Denmark Aurora River Aurora’s production facility located in Bradford, Ontario Aurora Sky Aurora’s former production facility located at Edmonton International Airport Aurora USA Aurora USA Holdings Ltd., a Delaware company and the U.S. holding company that owns Reliva BAR Business Acquisition Report - prepared in accordance with Form 51-102F4 and filed with respect to a significant acquisition as required under Part 8 of NI 51-102 BCBCA Business Corporations Act (British Columbia) Board Board of Directors of the Company Cannabis Act Cannabis Act (S.C. 2018, c. 16), which sets out the legal framework for controlling the production, distribution, sale and possession of cannabis across Canada Cannabis Regulations the regulations enacted under the Cannabis Act that set out the rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders CanniMed CanniMed Therapeutics Inc., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020 CanvasRx CanvasRx Inc., a wholly owned subsidiary of the Company CBD cannabidiol, an active ingredient and one of the primary cannabinoids derived from cannabis plants Common Shares common shares in the capital of the Company COVID-19 the novel coronavirus known as COVID-19 CPG consumer packaged goods CUMCS Control Union Medical Cannabis Standard GACP certification, the leading certification standard for medical cannabis cultivation EBITDA earnings before interest, taxes, depreciation, and amortization EU GMP European Union Good Manufacturing Practices FDA the Food and Drug Administration, the federal agency of the U.S. Department of Health and Human Services Health Canada the Canadian Ministry of Health for Canada having regulatory oversight over and administration of the Cannabis Act Industrial Hemp Regulations the regulations enacted under the Cannabis Act that set out the rules and standards that apply to the commercial production of industrial hemp KPMG KPMG LLP, an independent registered public accounting firm and the Company’s auditors Licensed Producer an entity that holds all valid licenses in the jurisdiction it operates to cultivate cannabis MedReleaf MedReleaf Corp., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020 Nasdaq Nasdaq Global Select Market NI 51-102 National Instrument 51-102 - Continuous Disclosure Obligations adopted by the Canadian Securities Administrators NI 52-110 National Instrument 52-110 - Audit Committees adopted by the Canadian Securities Administrators NYSE New York Stock Exchange, the Company’s former U.S. exchange Reliva Reliva, LLC, a wholly owned subsidiary of the Company SEC U.S. Securities and Exchange Commission THC tetrahydrocannabinol, the principal psychoactive constituent of cannabis Thrive Thrive Cannabis Inc., a wholly owned subsidiary of the Company TSX Toronto Stock Exchange UK United Kingdom U.S. or USA United States of America U.S. Exchange Act Securities Exchange Act of 1934 WMMC Whistler Medical Marijuana Inc., a wholly owned subsidiary of the Company

3 CORPORATE STRUCTURE Name, Address and Incorporation The Company was incorporated under the BCBCA on December 21, 2006 under the name “Milk Capital Corp”. Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The head office of Aurora is located at 500-10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8. The Common Shares are listed on the TSX and Nasdaq under the trading symbol “ACB” and on the Frankfurt Stock Exchange under the symbol “21P”. Until May 24, 2021, the Common Shares were listed on the NYSE. On May 24, 2021, the Common Shares were delisted from the NYSE in order to list on the Nasdaq. Aurora is a reporting issuer in all of the provinces of Canada and is reporting in the U.S. under the Securities Act of 1933. In May 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding Common Shares and, as such, all Common Share and per share data in this AIF has been retroactively adjusted to reflect same. Intercorporate Relationships As of the date of this AIF, the Company operates its businesses through the following material wholly owned subsidiaries:  Aurora Cannabis Enterprises Inc., a holder of licenses under the Cannabis Act, which was formed under the ABCA on July 1, 2020 through the amalgamation of MedReleaf, CanniMed, CanniMed Ltd., Prairie Plant Systems Ltd. and the former Aurora Cannabis Enterprises Inc.  Aurora Germany, a limited liability company under German law, which is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and which we acquired on May 30, 2017.  Aurora Nordic, a Danish company which operates our Aurora Nordic Facility. We acquired a 51% interest in Aurora Nordic on February 12, 2018, and the remaining 49% on September 25, 2020.  1769474 Alberta Ltd., a holding company and the entity that leases the lands for some of our production facilities, which was incorporated under the ABCA on August 20, 2013.  WMMC, a holder of licenses under the Cannabis Act, which was incorporated under the BCBCA and holds the WMMC Pemberton Facility. We acquired WMMC on March 1, 2019.  Reliva LLC, a Delaware corporation, which we acquired on May 28, 2020. GENERAL DEVELOPMENT OF THE BUSINESS Developments during the Financial Year ended June 30, 2020 During fiscal 2020, the Company focused on building the infrastructure and capabilities necessary for a successful and diversified business to better align with the realities of the current cannabis industry. The Company sought to increase its market share in Canada and key international markets, including through its entry into the U.S CBD market. Key highlights for 2020 include: Canadian and international expansion and market share  On July 15, 2019, the Company announced it had received Health Canada licenses for outdoor cultivation. The Company’s former outdoor site in British Columbia, referred to as “Aurora Valley”, was used for cultivation research to develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production. Aurora Valley closed in late fiscal 2022 as part of the Company’s cost savings initiatives.  On July 18, 2019, the Company announced it had been selected as the only winner of the Italian government's public tender to supply medical cannabis in Italy, awarding Aurora three lots to supply the Italian market, which is one of the most strictly regulated medical cannabis markets in the world. The supply contract, which was finalized on September 18, 2019, outlined the terms pursuant to which Aurora would supply a minimum of 400kg of medical cannabis over the two-year contract from its Canadian EU GMP certified facilities, imported into Italy through Aurora Germany and then sold to Agenzia Industrie Difesa (an agency of the Italian Ministry of Defense) for distribution to local pharmacies, who dispense directly to patients.  On February 3, 2020, the Company announced that its Aurora River facility had received EU GMP certification as well as all necessary approvals from local regulators in Germany for sales of its medical cannabis products in Germany, following a temporary sales suspension on certain products in December 2019.  On May 20, 2020, the Company announced it had entered into an agreement to strategically enter the U.S. through the acquisition of Reliva. The acquisition closed on May 28, 2020 for total consideration of US$38.6 million comprised of 2,480,810 Common Shares at a deemed price of US$15.34 and $0.5 million fair value of contingent consideration. The

4 transaction also included a potential earn-out of up to a maximum of US$45 million payable in Common Shares, cash or a combination thereof, over the following two years contingent upon Reliva achieving certain financial targets. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a BAR was not required to be filed. This acquisition marked the Company’s entry into the U.S. hemp-derived CBD market. Reliva's products contain CBD derived from industrial hemp in compliance with the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”), and its products are not subject to the U.S. Controlled Substances Act. Corporate re-set, cost rationalization and alignment with current market and industry realities  On August 15, 2019, the Company announced that it had secured commitments from an expanded syndicate of lenders to amend and upsize its existing credit facility to $360 million (the “Amended and Restated Credit Facility”). The Amended and Restated Credit Facility consisted of an additional $160 million allocated between both term loans and a revolving credit facility, both of which were set to mature in August 2021. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing agreement. Closing of the Amended and Restated Credit Facility was announced on September 9, 2019. On March 25, 2020, the Company executed an amendment to the Amended and Restated Credit Facility with Bank of Montreal, which eliminated the $96.5 million non-revolving facility as the funds were initially earmarked for the construction of the Company’s former Aurora Sun facility, utilized the $45.0 million restricted cash to repay and permanently reduce the outstanding term loan balance under Facility C of the Amended and Restated Credit Facility, and amended our financial covenant ratios. Please refer to the discussion under “Developments during the Financial Year Ended June 30, 2021” for further details.  On November 14, 2019, the Company announced it had provided notice to all holders (the “Debenture Holders”) of the two-year unsecured convertible debentures issued in March 2018 (the “March Debentures”) of an opportunity to voluntarily convert at an amended early conversion ratio, equal to $1,000 principal amount of March Debentures divided by a 6% discount to 5-day volume-weighted average share price of the Common Shares (the “Amended Early Conversion Ratio”). Under the offer, all Debenture Holders would be able to convert their March Debentures at the Amended Early Conversion Ratio during the period commencing on November 18, 2019 and ending on November 20, 2019. On November 25, 2019, the Company announced it received notice from Debenture Holders representing approximately $227 million principal (or approximately 99%) to voluntarily convert into Common Shares at a price of $39.4044 resulting in the issuance of an aggregate of 5,761,260 Common Shares, in accordance with the Amended Early Conversion Ratio.  On December 20, 2019, Cam Battley stepped down as Chief Corporate Officer of the Company.  On February 6, 2020, the Company announced the retirement of Terry Booth, the Company’s founder and Chief Executive Officer. As part of his succession plan, Terry became a Senior Strategic Advisor, a position he held until May 27, 2020, and he remained on the Board, with Michael Singer stepping in as Interim Chief Executive Officer. The Company also appointed Michael Detlefsen and Lance Friedmann as new independent directors. Concurrent with these updates, the Company announced a business transformation plan intended to rationalize the cost structure and balance sheet going forward, which included the elimination of close to 500 full-time equivalent staff across the Company, including approximately 25% of corporate positions. Additionally, management announced the restructuring of spending plans on information technology projects, sales and marketing initiatives, travel and entertainment, professional services, and other non-revenue generating third-party costs which do not provide an immediate impact on revenue.  On April 13, 2020, the Company announced its intention to consolidate its Common Shares on a 12 to 1 basis to restore compliance with the NYSE’s continued listing standards. The consolidation became effective on May 11, 2020 on both the TSX and NYSE. The Company subsequently transferred its U.S. listing to Nasdaq in May 2021. Please refer to the discussion under “Developments during the Financial Year Ended June 30, 2021” for further details.  On June 23, 2020, the Company announced a material reduction in both corporate and production level employees and third-party consulting and professional spending across the organization. The corporate headcount rationalization was undertaken at all levels of the Company, including a restructuring of the executive leadership team. The Company also initiated a plan to close operations at five facilities over the subsequent two quarters in order to focus production and manufacturing at the Company’s larger scale and highly efficient sites.  On June 26, 2020, Terry Booth retired from his role as a director of the Company and, subsequently on June 30, 2020, Steve Dobler retired from his role as President and as a director of the Company. Developments during the Financial Year ended June 30, 2021 During fiscal 2021, the Company continued to execute on its corporate re-set goals and a tactical plan intended to grow Aurora’s market share in key profitable Canadian consumer categories, protect and enhance Aurora’s leading market share in Canadian medical, and grow the international medical business. Key highlights for fiscal 2021 include: Continuation of corporate re-set and cost rationalization  On September 8, 2020, the Company announced it had reached an agreement with its syndicate of banks regarding further amendments to its Amended and Restated Credit Facility and subsequently, on December 16, 2020, that it had

5 reached an agreement regarding a second Amended and Restated Credit Facility (the “Second Amended Credit Facility”). Both amendments were implemented to provide additional flexibility during the Company’s business transformation plan. The Second Amended Credit Facility transitioned the facility to a minimum liquidity covenant rather than a minimum EBITDA covenant and extended the maturity of the Second Amended and Restated Credit Facility to December 31, 2022. On June 1, 2021, the Company repaid the Second Amended Credit Facility in full, without penalty and at the Company’s discretion, in the amount of approximately $89 million including accrued interest. The repayment resulted in interest and scheduled principal repayment reductions of approximately $25 million over the following year based on the outstanding balance at the time of repayment.  On October 28, 2020, the Company filed a short form base shelf prospectus (the “2020 Shelf Prospectus”) with securities regulators in each of the provinces of Canada, except Québec, and a corresponding shelf registration statement on Form F‐10 with the SEC (the “Registration Statement”). The 2020 Shelf Prospectus allowed the Company to make offerings of up to US$500 million of Common Shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the base shelf prospectus remains effective. The 2020 Shelf Prospectus was filed in order to provide the Company with continued financial flexibility to execute against previously stated business objectives.  The Company subsequently filed a prospectus supplement to the 2020 Shelf Prospectus on November 13, 2020 relating to an overnight marketed public offering (the “Offering”) of units of the Company at a price of US$7.50 per unit. The Offering closed on November 16, 2020 for total gross proceeds of US$172.5 million. Each Unit was comprised of one Common Share and one half of one warrant. Each full warrant is exercisable to acquire one Common Share for a period of 40 months following the closing date of the Offering at an exercise price of US$9.00, subject to adjustment in certain events. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 15% of the units offered in the proposed Offering on the same terms and conditions. The Company sold 23,000,000 units at a price of US$7.50 per unit, including 3,000,000 units sold pursuant to the exercise in full of the underwriters’ overallotment option. Net proceeds were intended to fund growth opportunities, and for working capital and other general corporate purposes.  On December 16, 2020, the Company announced it had shuttered operations at its Aurora Sun facility and had reduced production at its Aurora Sky facility by 75% to test new processes and methodologies proven successful at other cultivation sites in Aurora’s network.  On January 21, 2021, the Company entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (“BMO”) and ATB Capital Markets (“ATB”), under which the underwriters agreed to buy on bought deal basis 12,000,000 units of the Company, at a price of US$10.45 per unit for gross proceeds of approximately US$125 million (the “2021 Offering”). Each unit was comprised of one Common Share and one half of one warrant. Each whole warrant is exercisable to acquire one Common Share for a period of 36 months following the closing date at an exercise price of US$12.60, subject to adjustment in certain events. The Company granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing, to purchase up to an additional 10% of the 2021 Offering to cover over-allotments, if any. The Company subsequently filed a prospectus supplement to the 2020 Shelf Prospectus, and the 2021 Offering closed on January 26, 2021 for total gross proceeds of US$137.9 million. The Company sold 13,200,000 units at a price of US$10.45 per unit, including 1,200,000 units sold pursuant to the exercise in full of the underwriters’ over-allotment option.  On March 30, 2021, the Company filed a new short form base shelf prospectus (the “2021 Shelf Prospectus”) to qualify Common Shares, preferred shares, Warrants, subscription receipts and debt securities up to US$1 billion during the 25- month period that it remains effective. The 2021 Shelf Prospectus was filed to provide maximum flexibility to pursue strategic initiatives. On May 20, 2021, the Company filed a supplement to the 2021 Shelf Prospectus establishing a new ATM program that allows the Company to issue and sell up to US$300 million of Common Shares from treasury to the public, from time to time, at the Company’s discretion (the “ATM Program”). Any Common Share sales under the ATM Program are made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and sold through Nasdaq or other marketplace(s) in the U.S. at the prevailing market price at the time of sale. Sales may also be made in privately negotiated transactions. No sales will be made through a stock exchange or stock market in Canada. Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of a sales agreement among the Company and a syndicate of agents led by Citigroup Global Markets Inc. and Cowen and Company, LLC and including BMO, ATB, and Canaccord Genuity LLC (the “ATM Sales Agreement”).  On May 13, 2021, the Company announced updates to its cost structure transformation, including the identification of further cost savings of $60 million to $80 million annually, expected to be achieved within 18 months of the announcement date.  Effective after market close on May 24, 2021, the Company transferred its U.S. stock exchange listing from the NYSE to Nasdaq. Transferring the listing to Nasdaq was part of the Company’s previously announced cost efficiency initiatives and aligns the Company with other cannabis peers on an exchange known for innovative and growth-oriented companies.

6 Corporate updates, executive leadership changes and Board transitions  On July 6, 2020, the Company appointed Miguel Martin as Chief Commercial Officer of the Company, replacing Darren Karasiuk. Mr. Martin was subsequently appointed Chief Executive Officer on September 8, 2020, replacing Michael Singer who held that position on an interim basis from February 6, 2020.  On September 22, 2020, Jason Dyck resigned from the Board in order to pursue other opportunities.  On December 18, 2020 Jonathan Page retired from his position as Chief Science Officer and transitioned to a senior science advisor to the Company.  Effective March 31, 2021, Allan Cleiren retired from his position as Chief Operating Officer of the Company and subsequently on April 30, 2021, Debra Wilson retired from her position as Executive Vice-President, Human Resources.  On May 13, 2021, Ron Funk was appointed Chairman of the Company, replacing Michael Singer who maintains a seat on the Board. This transition reflects the strength of current management and the Board’s planned governance enhancements to include an independent Chairman. Mr. Funk has over 30 years’ experience in senior executive roles managing profitable regulated CPG and has proven himself to be an effective leader as the Company has grown and evolved during his tenure on the Board.  Also on May 13, 2021, the Company announced the appointment of Alex Miller to the role of Executive Vice President, Operations and Supply Chain, and Lori Schick to the role of Executive Vice President, Human Resources. Mr. Miller brings 25+ years of experience in food, CPG and pharmaceutical industry experience in operations and supply chain leadership positions, most recently as Vice President, Operations at MAV Beauty Brands Inc. Ms. Schick brings over 20 years of global human resources leadership experience leading organizational transformation and building high performance teams. Most recently, Ms. Schick was Senior Vice President and Head of People at Holt, Renfrew & Co. Science and innovation initiatives  On May 27, 2021, the Company announced the launch of a dedicated science and innovation business group (later named “Occo”) with the aim of commercializing patented and patent pending technology that the Company believes will be key in the development of cannabinoid biosynthesis and plant genetics.  On June 9, 2021, the Company announced the launch of three new proprietary cultivars under the Company's premium adult-use cannabis brand San Rafael '71: Stonefruit Sunset, Lemon Rocket and Driftwood Diesel. Guided by consumer insights to identify highly desirable traits, the new cultivars were developed at Aurora Coast, the Company's state-of-the- art research facility dedicated to cannabis breeding, and home to one of the largest and most comprehensive genetic libraries in the world. The new hybrid and indica cultivars were the first adult-use flower products Aurora has commercialized from the Aurora Coast facility. Market expansion  On November 25, 2020, the Company announced it had entered into a supply agreement with Cantek Holdings (“Cantek”), one of Israel’s leaders in the medical cannabis field. Having secured all necessary export and import permits, the initial shipment of cannabis under the agreement occurred during the week of November 16, 2020.  On January 14, 2021, the Company announced it had entered into an agreement with Great North Distributors Inc. ("Great North"), Canada's first national sales broker for legalized adult-use cannabis. Under the agreement, Great North has been acting as the exclusive representative for Aurora's portfolio of brands across the Canadian cannabis retail environment. Great North has reach across every province in Canada, including established relationships and expertise in working with provincially owned and operated retailers and private retailers in Canada's cannabis industry. Great North applies industry-leading data analytics capabilities to the sector, providing suppliers with a powerful data-driven approach to cannabis sales.  On January 27, 2021, the Company announced it had entered into a strategic agreement with MedReleaf Australia. pursuant to a five-year supply agreement, which provides for MedReleaf Australia to act as the exclusive supplier in Australia for Aurora’s MedReleaf, CanniMed and Aurora brands. Products covered by the agreement will be EU GMP certified and include dried flower, oils and softgels, as well as future products employing new delivery mechanisms.  On May 20, 2021, the Company announced that Aurora Germany and Grow Group PLC ("Grow"), a biopharmaceutical company focused on improving access to cannabis-based medicines in the UK, had extended their long-standing strategic relationship by signing a two-year market access services agreement for the UK. Aurora was one of the first companies to enter into a strategic relationship with Grow in August 2019 and since then, Aurora and Grow have become leaders in the rapidly growing medical cannabis market in the UK. Developments during the Financial Year ended June 30, 2022 During fiscal 2022, the Company continued to execute against its business transformation plan, with a focus on the most profitable growth opportunities, rationalization of our Canadian cost structure and disciplined use of capital. Key highlights from fiscal 2022 include:

7 Business transformation plan, balance sheet strength, and cash use  On September 21, 2021, the Company confirmed the centralization of much of its Canadian manufacturing processes to the Aurora River facility and the resultant closure of the facility known as “Aurora Polaris”, located at the Edmonton International Airport.  On May 5, 2022, the Company completed the acquisition of Thrive for aggregate initial consideration of $38 million paid in cash and Common Shares and up to $30 million in potential earnout amounts payable in cash, Common Shares or a combination of both, subject to Thrive achieving certain revenue targets within two years of closing of the transaction. As of the date of this AIF, $10 million in earnouts has been paid. This acquisition strategically strengthens Aurora’s position in the Canadian cannabis market by placing the Thrive team in charge of Aurora’s Canadian recreational cannabis portfolio, advancing the shift in focus to innovative premium products including dried flower, pre-rolls, vapour products, and concentrates, and is aligned with Aurora’s plan and timeline to achieve profitability on an Adjusted EBITDA basis. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a BAR was not required to be filed.  On May 13, 2022, concurrent with the release of fiscal third quarter results, the Company announced an increase to its original target for expense savings, with an expectation of $150 to $170 million in annualized cost savings by the end of first half fiscal 2023 versus the stated target of $60 to $80 million. Projected savings included further rationalizing of the Company’s operational footprint with the closure of the Aurora Polaris facility and Aurora Sky facility, both located in Edmonton, Alberta. In addition, the Company took steps to further rationalize with the closure of a secondary production site in British Columbia, Alpha Lake, and the closure of Anandia, the Company’s third-party testing laboratory. Collectively, these decisions reflect responsible decision making necessary for the financial health and stability of the organization. The Company subsequently identified a profitable opportunity to repurpose the Aurora Sky facility for orchid cultivation and vegetable propagation with minimal capital investment as part of its acquisition of a controlling interest in Bevo Agtech Inc. (“Bevo”). Please refer to the discussion under “Developments subsequent to the Financial Year ended June 30, 2022” for more details.  During fiscal 2022, the Company repurchased an aggregate of US$120 million in principal amount of convertible debt at an average discount of 94.9% to par value, for a total discounted cost to repurchase of US$113,875,000, in order to reduce the Company’s debt and annual cash interest costs.  On June 1, 2022, the Company announced the closing of a bought deal offering (the “2022 Offering”) of units of the Company for gross proceeds of approximately US$172.5 million. The Company sold approximately 70.4 million units at a price of US$2.45 per unit, including approximately 9.2 million Units sold pursuant to the exercise in full of the underwriters’ overallotment option. Each unit is comprised of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share for a period of 36 months following the closing date at an exercise price of US$3.20, subject to adjustment in certain events. In connection with the 2022 Offering, the Company filed a prospectus supplement to the Company’s 2021 Shelf Prospectus with the securities commissions or securities regulatory authorities in each of the provinces of Canada, except Québec, and with the SEC as part of the Registration Statement on May 27, 2022. Global strategy  On July 15, 2021, the Company announced the delivery of a cannabis shipment worth nearly $8 million, in one of the largest single shipments of cannabis that Israel has received, through its supply agreement with Cantek. The sale was a significant step in advancing the Company’s international medical cannabis business.  On August 25, 2021, the Company announced that Aurora Germany and Ethypharm SAS (“Ethypharm”) successfully delivered their initial shipment of cannabis to France in connection with the French medical cannabis pilot program, set to begin serving patients in the coming weeks. Aurora and Ethypharm were selected by The National Agency for the Safety of Medicines and Health Products (ANSM) in France to supply the entire medical cannabis dried flower range (three lots of the tender) to French patients during the pilot program. Aurora and Ethypharm signed an agreement to serve the French pilot program in October 2020, leveraging both parties' expertise. Under the terms of the exclusive agreement, Aurora supplies medical cannabis via the Aurora Nordic Facility, as well as EU GMP manufacturing and logistics support. Ethypharm’s French subsidiary, Laboratoires Ethypharm, is responsible for pharmaceutical distribution in France.  On November 8, 2021, the Company announced that Aurora Nederland B.V. had entered into an agreement to invest in a significant equity stake in Netherlands-based Growery B.V. ("Growery"), one of the few license holders entitled to participate in the Controlled Cannabis Supply Chain Experiment (the “CCSCE”). The CCSCE is a project being implemented by the Dutch government to analyze how cannabis can be legally supplied to coffee shops. Once commenced, the CCSC is scheduled to be in effect for a minimum of four years, during which the Dutch government will evaluate if the rules of the CCSC should be expanded nationally.  On January 4, 2022, the Company announced the delivery of a cannabis shipment worth approximately $10 million through its supply agreement with Cantek - the Company’s largest ever shipment to Israel, and what is believed to be the largest export of medical cannabis into the Israeli cannabis market.

8  On May 18, 2022, the Company announced it had received EU GMP certification for its state-of-the-art medical cannabis production facility in Germany. As a leading manufacturer of medical cannabis worldwide, achieving EU-GMP certification of the company’s first German manufacturing site marks a significant milestone in the fulfillment of an awarded tender by the German Federal Institute for Drugs and Medical Devices (BfArM). Enhancing the Board and executive leadership team  On July 26, 2021, the Company announced the appointment of Theresa Firestone to the Board. Ms. Firestone joined the Board following a distinguished career as a senior healthcare executive with leadership positions in Canada, Europe and Asia. An expert in strategic planning, operations and new business development, she has served in various sectors such as retail, healthcare, pharmaceuticals and government. Her experience includes over 15 years of international P&L management, 15 years in senior roles at Pfizer Inc., over ten years at the Ontario Ministry of Health and seven years in retail and health and wellness, including Shoppers Drug Mart where she oversaw the design and launch of the company’s medical cannabis business. In addition, Ms. Firestone has more than 20 years of public and private board experience including with Orion Biotechnology, Merus Labs International and several not-for-profit organizations.  On January 4, 2022, the Company announced the appointment of Chitwant Kohli to the Company’s Board of Directors. This is a newly added position expanded the Board to nine members, seven of whom are independent. Mr. Kohli joined the Board following a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (“RBC”) where he enhanced RBC’s industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, he led a global team of 1,800 members and was responsible for operating and expanding the shared services of payments and trade, cash processing, human resources and finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean banking, wealth management, insurance, technology and operations, and Global Functions. Along with this announcement, the Company announced that Ms. Firestone was appointed as Chair of the HR & Compensation Committee.  Following the departure of Jillian Swainson, former Chief Legal Officer, the Company welcomed Nathalie Clark as EVP, General Counsel and Corporate Secretary on March 21, 2022. Ms. Clark joined Aurora with over 25 years’ experience, during which she has held progressive executive leadership roles in law, compliance, risk management, operations and human resources across retail and financial services. Ms. Clark was most recently the SVP, General Counsel and Corporate Secretary at Computershare Canada where she led the legal function and served as the principal legal advisor to all Canadian lines of business, operations and shared services functions, the Canadian executive team and board of directors. Ms. Clark previously held senior roles including Vice President, Human Resources at TD Securities, Managing Vice President, Chief Operating Officer & General Counsel at Capital One Bank (Canada Branch) and VP, General Counsel & Corporate Secretary for the Canadian Bankers Association. Ms. Clark currently serves as the Chair of the Board for Women in Capital Markets. In addition to her legal training, she has completed several business executive training programs including corporate governance, executive leadership and operational excellence. Ms. Clark is a member of both the Québec Bar and the Law Society of Ontario. Science and product Innovation  On November 16, 2021, the Company announced the naming of its earlier announced genetics licensing business unit – “Occo” - a leading innovator in the scientific discovery and commercial advancement of novel cannabis cultivars, backed by Aurora’s state-of-the-art breeding and genetics facility, the Aurora Coast facility, in Comox, British Columbia. Occo, derived from the Latin word for ‘tilling of the field,’ refers to the brand’s reverence for the cannabis plant, and its mission to support the people who grow and consume it. With the largest catalogue of high-quality genetics available for licensing in Canada, Occo is aptly positioned to reach its goals of further developing the scientific understanding of cannabis, commercializing high-quality products, providing value for cannabis growers, and helping to realize the full potential of the cannabis plant. Occo has seen early success, having already commercialized a number of new cultivars with licensed producers, including North 40's Farm Gas, as well as three cultivars recently launched under Aurora's San Rafael '71 brand.  On December 14, 2021 the Company, together with 22nd Century Group (“22nd Century”) announced a three-party non- exclusive agreement to license biosynthesis intellectual property to Cronos Group Inc., intended to assist in the advancement of research and development on the biosynthesis of cannabinoids. Aurora's connection to the biosynthetic production of cannabinoids originated with early work carried out by the Company's former Chief Science Officer on the discovery of key genes within the cannabinoid biosynthesis pathway. Through licensing agreements, Aurora and 22nd Century together share the global intellectual property rights to commercialize key aspects of cannabinoid biosynthesis in plants and microorganisms. The two companies are working closely to enforce their intellectual property against infringing parties, as well as to actively explore commercial development opportunities.

9 Developments subsequent to the Financial Year ended June 30, 2022  On August 25, 2022, the Company announced it had acquired a 50.1% controlling interest in Bevo, the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. Concurrent with closing, Bevo entered into an agreement to acquire the Company’s Aurora Sky facility. The total cash consideration paid on closing was approximately $45 million. Up to an additional $12 million shall be payable to the Bevo selling shareholders over the three years following closing, conditional on Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia, which additional amounts may be satisfied, at Aurora’s option, through the issuance of Common Shares, subject to approval of the TSX. Up to $25 million could be payable over time by Bevo to Aurora in connection with the Aurora Sky vend-in, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. Closing of the Aurora Sky component is conditional upon receipt of certain third- party consents. The transaction is aligned with the Company’s plan to achieve Adjusted EBITDA profitability on a run-rate basis in the first half of fiscal 2023, as it allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and it may have the potential to drive long term value to the Company’s existing cannabis business via the application of Bevo’s industry leading plant propagation expertise. DESCRIPTION OF THE BUSINESS General The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:  Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and  Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets. Our Strategy Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.  Medical Leadership: Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s objective to achieve near term positive EBITDA is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations. Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment. Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers cash gross margins exceeding 60%. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP and other key certificated cannabis production, are capabilities that allow us to win new businesses as new medical and recreational markets open.  Consumer Repositioning: Leveraging our leading strength in science, cultivation and post-harvest processing, and the acquisition of the Thrive business, we believe that our recent changes to leadership and internal processes have now positioned Aurora to build a profitable and growing Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvement in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new and exciting portfolio that are a 30% or better improvement from our legacy cultivars. This economic advantage will allow us to compete and make a profit in certain categories we don’t currently participate in. We have also refocused our innovation pipeline for efficient delivery of targeted new products

10 and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the six to nine months following launch. Combined, Aurora’s ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins, allow us to build a profitable and growing business, and provide the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.  Science Leadership - Genetics, Breeding, Biosynthetics: We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is expected to drive revenues by injecting rotation and variety into our product pipeline and has delivered nine new proprietary cultivars to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking. Since its first harvest in spring 2022, Sourdough has consistently delivered >28% THC (average of 28.8%) in our San Rafael brand and Gasberry Pie, available in flower, pre-roll and vape formats under our Daily Special brand, is also a consistently super-high THC cultivar delivering as high as 31% (average of 28.7%) at scale. In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. Farm Gas, delivers nearly double the yield of our traditional staple cultivars, and does so at an average of 26.5% THC. Aurora’s “next-generation” cultivars, developed in-house and produced across our network of sites, allow us to produce top quality flower at industry leading margins. We plan to launch an additional suite of four new cultivars this fall in our Medical and Consumer channels and have a pipeline to deliver new innovation throughout the next fiscal year. The genetics and breeding program is also expected, over time, to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. In November 2021, we further strengthened our leadership with the launch our new genetics licensing business unit – Occo. Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in what we believe to be a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.  Global and U.S. Expansion: We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program, a large medical market expected to open fully in the next two years. In addition, Aurora is at the forefront of large developing federally legal consumer markets, with investment in Growery B.V., located in the Netherlands, and a leading position in the German medical market, and one of three domestic German producers, as that country’s government works toward introducing consumer market legislation around the end of 2022. We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and position us to be successful in lucrative components of the cannabis value chain.  Financial Leadership in a Rapidly Maturing Industry: Aurora believes that profitable growth, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical business, with country diversification, growth, and strong gross margins provide the foundation for profitability. To complete the progression to profitability, Aurora is continuing to right size SG&A costs, centralize and optimize production facilities, and leveraging the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to high margin segments of the market. Aurora has one of the strongest balance sheets in the Canadian Cannabis industry with approximately $370 million of cash on hand as of September 19, 2022 and access to securities registered for sale under the 2021 Shelf Prospectus currently covering approximately US$713.7 million of issuable securities, including US$186.2 million remaining securities for sale under the ATM Program. Cash flow continues to improve with $22.5 million used in operations, including working capital and restructuring and severance payments of $6.8 million Q4 2022, and minimal levels of capital expenditures. The ongoing cost transformation program is expected to continue to improve operating cash use over the next several quarters.

Our Brands and Cannabis Products

Aurora's principal market is patients and consumers who use cannabis in Canada and other international jurisdictions. The Company is authorized to cultivate and sell dried cannabis, cannabis oils, capsules, edible cannabis and cannabis extracts pursuant to the requirements of the Cannabis Act. The Company's cannabis products can be ingested in a variety of ways, including smoking, vaporizing, and consumption in the form of oil, capsules, edibles and extracts.

Medical

Aurora is known around the globe for research-driven innovation at scale. In addition to a wide selection of dried flower, oils, and softgels, Aurora was one of the first Licensed Producers to the Canadian medical cannabis market with a wide range of Cannabis 2.0 products including edibles, vapes, and concentrates. As a longstanding supporter of Canadian veterans, Aurora drives veteran access to medical cannabis through strong prescriber/clinic relationships, robust veteran support programs, and ongoing advocacy work.

The CanniMed brand portfolio includes a number of dried milled strains and cannabis oils for medical patients. CanniMed's 1:20 Oil has been used in clinical trials studying symptom management in treatment-resistant childhood epilepsies.

The MedReleaf brand portfolio includes dried cannabis varieties, strain specific cannabis oils, capsules, and concentrates. In 2013, MedReleaf entered into a strategic alliance with Tikun Olam Ltd. whereby MedReleaf obtained an exclusive license to offer premium, research-backed varieties of cannabis and leverage access to extensive patient data that Tikun Olam Ltd. had gathered for over a decade.

Founded in 2013, WMMC was the first Canadian Licensed Producer to obtain organic certification and sell a full suite of organic-certified cannabis products. WMMC has commercialized more than 30 flower varieties and strain-specific oil products from an extensive genetics bank of over 150 strains.

Consumer

	Daily Special	drift	San Rafael '71	Whistler Cannabis Co.	Greybeard Cannabis (NEW)	Being (NEW)
	Value	Core	Premium	Super Premium	Super Premium	Wellness
Segment	No-nonsense bud - good quality weed, with high-THC, for a low price	Mid-to-high THC offerings with proprietary offerings that offer exciting and novel formats for the modern-day consumer	House-bread strains. Innovative products that delight the senses. True to traditional cannabis values	Organic-certified, grown in living soil, nurtured by hand, in the Canadian Rockies	Ultra-premium, high-terpene, high-potency brand with a world class lineup of live resin vapes and concentrate products.	A rapid, precise and discreet way to take cannabis without inhalation
Formats Available / Upcoming	Flower, pre-rolls, vapes, edibles, oil, capsules, hash	Edibles, flower, pre-rolls, concentrates	Flower, pre-rolls, concentrates, vapes, edibles, capsules	Organic craft flower, pre-rolls	Flower, pre-rolls, vapes, concentrates	Sublingual THC and CBD strips



Product Development

Innovation is key to ensuring the relevance of the Company's product lineups in global medical and consumer cannabis markets. Product development is a key focus of the Company to continue to increase the relevance and traction of its portfolios. As part of the corporate redesign, Product development was restructured to streamline new launches and maximize their impact for the business. The Company launched a large number of new products in the last year, with a focus on delivering high quality experiences to consumers across all major categories: flower, pre-rolls, oils, concentrates, vapes and gummies. Looking forward to the next year, the Company has a robust pipeline of new products for all categories that is positioned to deliver for all channels.

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With the recent acquisition of Thrive, the Company has already integrated unique elements of the Greybeard and Being brands into its family of brands and is capitalizing on new opportunities to leverage the brands and core competencies. The Company has a variety of new, differentiated cannabis products at various stages of development. Research and development and consumer research resources are being prioritized in key growth and margin accretive derivative segments of the cannabis market. The Company remains focused on delivering innovative products that are patient and consumer focused.

Strategic Pillars:

- Adding continuous rotation of new high-quality cultivars that appeal to consumers and patients.
- Expansion into new convenient and potent formats of pre-rolls and infused pre-rolls.
- Leveraging Greybeard's top tier reputation for concentrates and vapes.
- Expanding and accelerating a portfolio of differentiated and innovative ingestible and edible formats.

The Company will continue to leverage its portfolio of brands and prioritize initiatives that are accretive to the business and deliver a positive consumer experience.

Revenue

The following table sets out the cannabis net revenue for each category of products within the segment that accounted for 15% or more of the total consolidated revenue of the Company for the applicable financial year derived from sales to entities in which Aurora maintains an investment accounted for by the equity method and/or sales to customers.

Source	Year ended June 30, 2022 ($ thousands)	Year ended June 30, 2021 ($ thousands)
Net revenue from dried flower	155,001	160,995
Net revenue from extracts	66,937	84,257
Cannabis net revenue	**221,938**	**245,252**

Patient Counseling and Outreach Services

Aurora provides patient counseling and outreach services through its subsidiary CanvasRx, as well as through a number of other cannabis clinics. CanvasRx helps patients learn how to safely and effectively use medical cannabis, how to select a strain from the hundreds available in Canada and how to register with their choice of Licensed Producer. CanvasRx plays an important role in supporting the medical cannabis segment domestically and internationally through the ongoing education of physicians and patients interested in learning more about the medical benefits of cannabis and the procedures under applicable regulations to obtain cannabis. CanvasRx increases Aurora's presence in the medical cannabis sector and provides Aurora with access to valuable aggregate data on patient use of medical cannabis, the ability to jointly develop new services for patients, and the insight necessary to tailor its product line to offer an industry-leading and demand-matching selection of products and strains tailored to the needs of patients.

Distribution Methods

The Company distributes cannabis products in accordance with the various regulatory frameworks in the respective provinces and territories governing the medical and consumer cannabis markets in Canada. We also distribute medical cannabis products internationally in accordance with applicable international laws and regulations. We have robust distribution networks spanning every province and territory in Canada in both the recreational and medical cannabis markets and are operating in other locations worldwide.

The Company's registered patients can order products directly from Aurora through our online shop or by phoning our client care center. Medical cannabis is, and will continue to be, delivered by secured courier or other methods permitted by the Cannabis Act.

Distribution of cannabis to the adult-use consumer market in Canada is done through provincial regulators. The Company has agreements with provincial regulators to supply cannabis for the Canadian adult-use consumer market. Under the terms of these agreements, Aurora supplies the provinces with a wide variety of premium product from its various facilities. Supply quantities are determined based on demand on an ongoing basis.

Through a combination of strategic investments, domestic production, and supply agreements, the Company is positioned to access a growing number of key international markets. With the EU GMP and CUMCS certifications of certain of our facilities, we are one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing us to sell into the most restrictive and promising markets in Europe and abroad. In September 2020, we received EU GMP certification for our Aurora Nordic facility, which allows for the export of dried flower and oils, allowing distribution from that facility to Germany, which allows us to transition the supply of product destined for the EU markets from Canadian facilities to Aurora Nordic.

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Research and Development

In addition to the production and sale of cannabis and cannabis products, the Company is also focused on research and development (R&D) activities related to plant science, including the breeding and genetics of new cultivars, cultivar commercialization and intellectual property.

Fiscal 2022 saw further expansion of our breeding activities at the Aurora Coast facility. We introduced a fourth testing cycle which was carried out at Aurora Coast, as well as our Aurora River and Aurora Sky production facilities, allowing us to evaluate new cultivars in a production environment and make final selections based on both consumer appeal and production quality (i.e.: yield and plant structure).

Aurora's development of outdoor production had a challenging year as the former "Aurora Valley facility, located in the Northern Okanagan region of British Columbia, was very close to a large forest fire. The farm itself was spared, however the significant smoke presence reduced the amount of light the plants received and most of the crop was not harvested. We later made the decision to close this facility. Our acquisition of Thrive late in the fiscal year provides us with access to their outdoor grow facility, and some of our autoflower and photo period sensitive genetics were trialed there this summer. For additional information concerning the Thrive acquisition, see "*Developments during the Financial Year ended June 30, 2022 – Business Transformation Plan, Balance Sheet Strength, and Cash Use*" above.

Our plant science team continues to work to protect intellectual property for its key cultivars using "plant breeders' rights". We have also filed for a patent on the autoflower gene which our researchers discovered.

Occo, our genetics licensing business entity, has become well established in its first year. Its focus is to work with licensed producers in Canada and internationally to provide them with elite cannabis genetics. By fiscal year end, we signed our first licensing agreement with one of the largest cannabis companies in Canada. For additional information concerning Occo, see "*Developments during the Financial Year ended June 30, 2022 – Science and Product Innovation*".

In fiscal 2022, the Company made significant progress towards commercializing its intellectual property position in cannabinoid biosynthesis. These efforts included sending letters to several cannabinoid biosynthesis companies in the U.S. and Canada informing them of our intellectual property position and inviting them to negotiate licensing rights with us. Several companies have responded positively, and it is expected that those discussions will continue to move forward in fiscal 2023. See "*Intangible Properties*" below.

Production Facilities and Licenses

Our cannabis products are currently primarily cultivated and manufactured in the following licensed production facilities.

FACILITY	LOCATION	SIZE ()	ESTIMATED ANNUAL PRODUCTION	FULL OPERATION	LICENSE/CERTIFICATION			
					Cultivation	Sale	EU GMP	CUMCS
Aurora River	Bradford, ON	210,000 ft^2	28,000 kg/year	•	•	•	•	•
Aurora Ridge	Markham, ON	55,000 ft^2	7,000 kg/year	•	•	•	•	•
Aurora Nordic	Odense, Denmark	100,000 ft^2	10,000 kg/year	•	•	•	•	•
WMMC Pemberton	Pemberton, BC	62,000 ft^2	4,500 kg/year	•	•	•		•
Thrive	Townsend, ON	14,000 ft^2 indoor	1,100 kg/year	•	•	•		
		6 acre outdoor	~15,000kg outdoor					

Estimated annual production capacity is based on the Company's experience in growing cannabis as well as data available concerning the wide variety of strains under growing conditions maintained at its facilities. The material assumptions on which actual or expected annual kilograms harvested are determined include, but is not limited to:

- the number of cultivation rooms in the facility;
- the planned (or actual) number of plants each cultivation room is built to contain;
- the average per gram yield per plant based on Aurora's historical averages for the strain and growing conditions;
- the number of harvests (turns) planned (or realized) per year; and
- licensing from the relevant governmental authority to operate at the stated capacity.

About our Production Facilities	
Aurora River	Through the acquisition of MedReleaf in July 2018, we acquired a 210,000 square foot indoor cultivation facility in Bradford, Ontario. Aurora River is built to EU GMP specifications and includes areas for propagation, trimming, drying, commercial-scale oil extraction, pharmaceutical-grade manufacturing, shipping, storage, water treatment, laboratories, plant-based and analytical research and development facilities, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, and administrative offices. The Company expects a production capacity of up to 28,000 kg of cannabis per year from this facility.

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14 Aurora Ridge Through the acquisition of MedReleaf, we also acquired a 55,000 square foot facility in Markham, Ontario. Aurora Ridge is a modern, fully operational facility that has approximately 23,500 square feet of dedicated cultivation space organized into 10 cultivation rooms, and approximately 31,500 square feet of support and auxiliary services space, including areas for propagation, trimming, drying, extraction, shipping, storage, water treatment, laboratories, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, management offices, and a patient care center. The Company expects a production capacity of 7,000 kg of cannabis per year from this facility. Aurora Nordic In order to accelerate time to market, Aurora Nordic retrofitted the Aurora Nordic facility, an existing 100,000 square feet greenhouse. On September 11, 2020, Aurora Nordic received EU GMP certification which allows for the export of dried flower and oils to the rest of Europe. The Company expects a production capacity of up to 10,000 kg of cannabis per year from this facility. WMMC Pemberton Through the acquisition of WMMC, we acquired the WMMC Pemberton Facility, an existing purpose- built, state-of-the-art facility that has been constructed in compliance with EU GMP standards. The Company expects a production capacity of approximately 4,500 kg of cannabis per year from this facility. Thrive Through the acquisition of Thrive in May of this fiscal year, we acquired the Thrive indoor and outdoor production site located in Townsend, Ontario. This facility is fully operational and consists of 14,000 ft2 of indoor grow space, and 6 acres of outdoor grow space, with an estimated annual production capacity of 1,100 kg and ~15,000kg, respectively. The site is also licensed for research and development and in 2021 received its Retail Store Authorization (RSA) for a retail store on site, making it the first farm-gate cannabis store in all of Canada. Research Facility In addition to our production facilities, we have our Aurora Coast facility in Comox, BC, which is used for research activities: FACILITY LOCATION SIZE STATUS LICENSE (Research) Aurora Coast Comox, BC 22,500 ft2 Operating research facility ● Storage and Security The Cannabis Act prescribes physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with cannabis. All facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no material outstanding inspection issues with Health Canada. Specialized Skill and Knowledge All aspects of the Company’s business require specialized skills and knowledge. The Company’s management is comprised of individuals with extensive experience and expertise in areas including, but not limited to, the cultivation and growing of cannabis, consumer packaged goods, product development, strategy, science, innovation, analytical testing, internationally regulated products, and legal and regulatory compliance. The Company is dedicated to ensuring regulatory compliance in all aspects of the business with the end goal of consumer and patient satisfaction. There is a high level of quality assurance and testing protocols in place within the Company, including a system that provides additional certainty regarding the purity and safety of the cannabis we produce and sell. Therefore, the Company must employ skilled personnel within these areas. Experience in cannabis or other regulated industries assists the Company in remaining in compliance with applicable laws and regulations. Specialized skills and knowledge are important to the Company’s success as the Company continues to evolve with the industry and grow its brands, and we continue to build on the skills and knowledge required within our organization to meet our goals. Intangible Properties To protect our intellectual property, we define the competitive value of our intangible assets and seek to secure enforceable protection (including patents, trademark registrations, and plant variety protection registrations). Currently, we own trademark applications and registrations for our brands and product names in Canada and internationally, and also have international rights to over 100 patents and patent applications in technical areas including:  extraction & production systems and methods;  genetics and biosynthesis;  horticultural methods and apparatus;  medical and recreational products; and  plant variety protection We monitor and respond to emerging infringement and competition threats, relying on our protected intellectual property assets. To safeguard the confidentiality of our inventions, trade secrets, technical know-how, and proprietary information, we

15 maintain physical and electronic security over our risk sensitive intangible assets. Confidentiality is essential to our relationships with business partners, collaborators, employees, and consultants. We are mindful of the different types of intellectual property and understand how our intellectual property assets can be used to protect and leverage product development efforts to achieve key business goals. For additional information related to the Company’s intellectual property, see “Research and Development” above. Industry Overview Regulatory Framework of Cannabis in Canada Cannabis in Canada is subject to a complex regulatory framework arising from federal, provincial, and territorial legislation. The Cannabis Act and Cannabis Regulations provide the framework for legal access to medical and non-medical cannabis, and control and regulate its production, distribution, sale, import and export. The provinces and territories of Canada have enacted legislation to control and regulate how non-medical cannabis is distributed and sold within their respective jurisdictions. Canada’s regulatory framework for cannabis is constantly evolving and both Health Canada, and provincial and territorial regulators frequently release and update guidance to assist the industry in interpreting and applying the applicable laws to their operations. Licensing The Cannabis Regulations establish six classes and various sub-classes of licenses that authorize specific activities, namely: (1) cultivation (standard cultivation, micro-cultivation, nursery); (2) processing (standard processing, micro-processing); (3) sales (sale for medical purposes); (4) analytical testing; (5) research; and (6) and cannabis drug license. Licensing requirements and authorized activities vary by class and sub-class, and authorized activities can also be narrowed by conditions described in individual licenses when they are issued. Health Canada is responsible for reviewing and approving all federal licensing applications. While Health Canada does provide service standards for new applications, renewals, and amendments, they are not guaranteed and may not always be met. The volume of applications in queue or under review by Health Canada, the complexity of an application or amendment, and the quality of the submission, among other factors, can impact the duration of the review process, creating uncertainty in timelines. After a license is issued, it is the holder’s responsibility to comply with all applicable requirements in the Cannabis Act and Cannabis Regulations, including periodic inspections by Health Canada to ensure continued compliance. Security Clearances Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. The Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister. Cannabis Tracking System The Cannabis Tracking and Licensing System (“CTLS”) was established by Health Canada to, among other things, track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the illicit market. Under the CTLS, holders of a cultivation, processing and/or sale for medical purposes licenses are required to submit monthly reports to Health Canada setting out inventory levels of finished and unfinished cannabis for each cannabis class. Cannabis Products The Cannabis Act differentiates between cannabis depending on its form (referred to as “classes” of cannabis in the Cannabis Act) and only permits the sale of specified classes of cannabis. Upon enactment of the Cannabis Act on October 17, 2018, these classes included dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, and cannabis oil. On October 17, 2019, edible cannabis, cannabis extracts and cannabis topicals were added to the authorized classes of cannabis, also known as “Cannabis 2.0”). Cannabis oil was subsumed into cannabis extracts and ceased to exist as a standalone class as of October 17, 2020. Health Products and Cosmetics Containing Cannabis Health Canada has taken a scientific, evidence-based approach to the oversight of health products containing cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Per Health Canada’s Cosmetic Ingredient Hotlist, the use of cannabis species (hemp) derivatives (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to the provisions of the Cosmetic Ingredient Hotlist and the Industrial Hemp Regulations.

Packaging and Labelling

The Cannabis Regulations set out a comprehensive approach to the packaging and labelling of cannabis products. This approach helps to promote informed consumer choice and encourage the safe handling and storage of cannabis. All cannabis products must be packaged in plain packaging that is child-resistant and tamper-evident and displays a variety of information such as the standardized cannabis symbol, THC and CBD potency, and prescribed health warning messages.

Promotion

The Cannabis Act and Cannabis Regulations outline several prohibitions that can potentially apply to anyone who may be involved in the promotion of cannabis, cannabis accessories and services related to cannabis, or related activities. These prohibitions are intended to protect public health and safety, including by protecting the health of young persons by restricting their access to cannabis, and young persons and others from inducements to use cannabis.

Cannabis for Medical Purposes

The Cannabis Regulations set out the regime for medical cannabis under the Cannabis Act. Patients who obtain the authorization of their healthcare practitioner have access to medical cannabis, either purchased directly from the holder of a sale for medical purposes license, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them. Starting materials for personal production, such as plants or seeds, must be obtained from a license holder.

Provincial and Territorial Regulatory Regimes

Provinces and territories of Canada are authorized to license and oversee the distribution and sale of non-medical cannabis to adult consumers in their respective jurisdictions. As a result, regulations pertaining to the sale and distribution of non-medical cannabis vary from province to province and territory to territory.

The *Cannabis Act* prohibits individuals aged 18 years or older from possessing more than 30 grams of dried cannabis (or its equivalent) in public and from the personal cultivation of more than four plants at any one time. Provinces and territories have the flexibility to increase the minimum age of consumption, lower possession limits, and set added requirements on personal cultivation within their respective jurisdictions. Provinces and territories can also restrict where cannabis can be consumed in public.

The following chart outlines basic details regarding the current regulatory regime by province and territory. The possession limit of 30 grams remains unchanged in all provinces.

Province/Territory	Legal Age	Where it's Legal to Purchase:
Alberta	18	Private licensed stores or government-operated online store
British Columbia	19	Government-operated stores or online, or private licensed stores
Manitoba	19	Private licensed stores or online
New Brunswick	19	Government-operated stores or online
Newfoundland and Labrador	19	Private licensed stores or government-operated online store
Northwest Territories	19	Government-operated stores or online
Nova Scotia	19	Government-operated stores or online
Nunavut	19	Government-operated online store
Ontario	19	Private licensed stores or government-operated online store
Prince Edward Island	19	Government-operated stores or online
Québec	21	Government-operated stores or online
Saskatchewan	19	Private licensed stores or online
Yukon	19	Government-operated online store or private licensed stores

Industrial Hemp

The regulatory framework for industrial hemp is set out in the Industrial Hemp Regulations. Industrial hemp is defined under the Industrial Hemp Regulations as a cannabis plant – or any part of the plant – in which the concentration of THC is 0.3% (weight by weight) or less in the flowering heads and leaves.

Under this framework, a license from Health Canada is required in order to conduct various activities with industrial hemp. These activities include the cultivation, sale, import, export, cleaning, preparing, and processing of certain parts of the industrial hemp plant. Not every activity that involves industrial hemp falls within the scope of the Industrial Hemp Regulations and may instead fall under the Cannabis Regulations. For example, the extraction of phytocannabinoids from the flowering heads, leaves and branches of the plant requires a processing license under the Cannabis Regulations. Additionally, only seeds of approved industrial hemp varieties which have a THC level lower than 0.3% in their leaves and flowering heads, can be planted.

In addition to obtaining a license, industrial hemp license holders must comply with the Cannabis Act and Cannabis Regulations, and with other applicable federal, provincial and territorial legislation and municipal by-laws.

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17 Status of Regulatory Framework in the U.S. Aurora does not currently have any direct or indirect cannabis investments in the U.S., where cannabis remains federally illegal. The U.S. represents the largest cannabis and hemp-derived CBD market globally and, as such, we are committed to establishing a substantial operating footprint in the U.S. On May 28, 2020, we strategically entered the U.S. hemp-derived CBD market through the acquisition of Reliva. As part of any further U.S. market strategy, we must consider the Company’s stakeholders and how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engaging in activities which are permissible under both state and federal laws. International Opportunities In addition to Canadian domestic operations, as market demand grows, we continue to pursue international opportunities, including opportunities to export our medical cannabis products to other countries and opportunities to create international alliances with local partners to apply for cultivation licenses in other countries. Germany The Company acquired Aurora Germany in May 2017. Aurora Germany holds all relevant licenses and permits and has been importing, exporting, and distributing cannabis for medical purposes into and within the European Union since the legalisation of the medical market. Aurora Germany distributes directly to more than 2,000 German pharmacies as well as indirectly through a network of wholesalers and pharmacies. Aurora historically relied on imported medical cannabis products from Licensed Producers in Canada and the Netherlands. Today demand for cannabis products in the European market is met through a combination of the Company’s production facilities in Canada and from its Aurora Nordic Facility in Denmark. Other than Canada, Germany currently represents one of the largest single federally legal medical cannabis markets in the world and continues to rely on importing medical cannabis to satisfy its increasing demand. Of note, Germany is the first country in the world to cover the cost of medical cannabis for any therapeutic application approved by a physician through its national health insurance system. The market for medical cannabis in Germany has been growing continuously since legalization and we believe we are well positioned to participate in this market growth. Germany represents a market with higher average selling prices per gram of dried cannabis relative to Canadian medical and Canadian recreational average selling prices and exhibits strong gross margins relative to Aurora’s Canadian business. As such, ensuring availability of suitable cannabis for the German market is a priority and is underpinned by supplying through a combination of the Company’s production facilities in Canada and from its Aurora Nordic Facility. The current German government has set out in their coalition treaty a plan to legalize the recreational use of cannabis. Several hearings have taken place and the first draft of a regulatory framework is expected before the end of calendar 2022. Given international regulations, many experts believe that product for the German recreational market will be supplied from domestic production and, as one of three existing domestic medical cannabis producers in Germany, the Company expects to be in a good position to participate in this market when it opens. Denmark Our Aurora Nordic Facility is able to produce up to 10,000 kg of cannabis per year. On September 11, 2020, Aurora Nordic received EU GMP certification, allowing for the distribution of dried flower and oils from that facility to Aurora Germany and other markets. Netherlands As discussed above, in November 2021, the Company announced that Aurora Nederland B.V. had invested in a significant equity stake in Growery, one of the few license holders entitled to participate in the CCSCE, Aurora will provide a secured loan to Growery to construct a facility, fund early operations and provide technical and operational support through Growery’s Netherlands-based state-of-the-art research facility for medical cannabis, established in 2018. Through Aurora Nederland B.V., Aurora is also still participating in the tender for the provision of medical cannabis to the Dutch government and is one of the few finalists in this process. A decision is expected early in calendar year 2023. Poland In October 2018, the Polish Ministry of Health granted the Company approval for its first shipment of medical cannabis to Poland, with the shipment made by Aurora Germany to a pain treatment center and a hospice in Warsaw. The Company continues to steadily increase product import to Poland and believes that the Polish medical cannabis market will continue to represent an attractive near-term growth opportunity for supply out of the Aurora Nordic Facility. United Kingdom In fiscal 2019, the Company made its first shipment of dried flower to the UK, following the rescheduling of cannabis on November 1, 2018. The Company has grown rapidly in a market that remains substantially private. We expect the market to continue to expand as barriers to access diminish and the prescriber base grows.

18 Israel To date, the Company has exported approximately $20.2 million of medical Cannabis to Israel. The Company is actively working with its Israeli partners to ensure it maintains continued compliance with the stringent and evolving regulatory framework in Israel, so as to ensure the on-going provision of high quality, premium products to Israeli patients, whenever the opportunity arises. Australia In fiscal 2022, the Company exported close to $10 million of cannabis products to Australia through its exclusive partner, MedReleaf Australia, representing a substantial increase in sales year-over-year from fiscal 2021. During the same year, the Company, in collaboration with its local distribution partner, launched a new range of affordable cannabis products for holders of concession cards in Australia, with a goal of making medical cannabis more accessible to all. The Company continues to launch new products and form factors, including the recently launched vape cartridges in Australia. Uruguay During fiscal 2022, the Company launched its CBD oil, Bidiol, in Uruguay. This oil is entirely manufactured at the Company’s GMP compliant extraction facility in the free trade zone near the Montevideo airport. The Company is also in the process of registering Bidiol in Brazil, with sales expected to commence in early calendar 2023. Employees As of June 30, 2022, the Company (including its global subsidiaries) had approximately 1,338 employees (2021 – 1,761 employees). RISK FACTORS Our business, operations and outlook are subject to certain risks described below. We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability. Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations. Our business is reliant on the good standing of our licenses. Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency (“CRA”) not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions. We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations. Our Canadian licenses are reliant on our established sites. The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely

19 affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required. As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations. We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business. Our business and activities are heavily regulated in all jurisdictions where we carry on business. Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations. Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations. Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. It is also possible that laws that impact our business may not develop as we expect or on the timeline we expect, including the federal legalization of cannabis use in the U.S. if and when it occurs. Changes to such laws, regulations, and guidelines, may cause material adverse effects on our business, financial condition and operations. The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets. Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences. We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally. In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us. As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors is expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

20 The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in new and existing competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm our business in a number of ways, including losing patients and/or customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats. There is potential that we will face intense competition from not only existing companies but from new entrants including those resulting from the federal legalization of cannabis use in the U.S. if and when it occurs, all of which could harm our operating results. Changes in the number of licenses granted and the number of licensed producers ultimately authorized by Health Canada, as well as other regulatory changes in both Canada and the U.S. that have the effect of increasing competition, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. Some competitors may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments. We also face competition from illegal cannabis dispensaries and ‘black market’ operations and participants, who do not have a valid license, that are selling cannabis to individuals, including products with higher concentrations of active ingredients, using flavours or other additives or engaging in advertising and promotion activities that are not permitted by law. Because they do not comply with the regulations governing the cannabis industry, illegal market participants’ operations may also have significantly lower costs. In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations. Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected. Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control. Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. In particular, our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition and results of operations. In addition, the invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy and transportation. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations. We may not be able to realize our growth targets or successfully manage our growth. Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business. In addition, the Company may be subject to other growth-related risks, including pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

21 The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed. Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination or renewal of, such contracts may adversely impact our business, financial condition and operations. In addition, not all of the Company’s supply arrangements with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial and territorial wholesalers may purchase under the supply arrangements may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial and territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice, decides to return product or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Our continued growth may require additional financing, which may not be available on acceptable terms or at all. Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing. Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares. We are required to comply with the covenants in our convertible senior notes due February 28, 2024. These covenants may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares. We may be subject to credit risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us. We may not be able to successfully develop new products or find a market for their sale. The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

22 As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable. Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner. Restrictions on branding and advertising may negatively impact our ability to attract and retain customers. Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations. The cannabis business may be subject to unfavorable publicity or consumer perception. We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity. Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us. The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations. There may be unknown health impacts associated with the use of cannabis and cannabis derivative products. There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions.

23 Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner. We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities. We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations. Our success will depend on attracting and retaining key personnel. The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its key personnel. Our future success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals. Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all. Dependence on Senior Management The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity-based compensation, has been designed for the retention of key employees. Certain of our directors and officers may have conflicts of interests due to other business relationships. We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations. We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests. Future execution efforts may not be successful. There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no

24 guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises. In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations. We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so. As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries. Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations. In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory. While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability. Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs. We may be affected by political or economic instability, including political or economic instability resulting from the recent invasion of Ukraine by Russia. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, high rates of inflation and other negative impacts on the global economy, capital markets or other geopolitical conditions. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted. Rising inflation may negatively impact our business, raise cost and reduce profitability. While we would take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of our customers’ spending habits. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted. We rely on international advisors and consultants in foreign jurisdictions. The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

25 Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences. We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co- operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations. We may be subject to uninsured or uninsurable risks. While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations. We may be subject to product liability claims. As a manufacturer and distributor of products designed to be topically applied, inhaled and ingested or otherwise consumed by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products. Our cannabis products may be subject to recalls for a variety of reasons. Manufacturers and distributors of consumer goods and products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in the industry generally, which could have a material adverse effect on our business, financial condition and operations. We are and may become party to litigation, mediation, and/or arbitration from time to time. We are and may in the future become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with

26 such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the U.S. and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful. The transportation of our products is subject to security risks and disruptions. We depend on fast, cost-effective, and efficient third-party courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably. Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses. Our business is subject to the risks inherent in agricultural operations. Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations. Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations. We have in the past, and may in the future, record significant impairments or write-downs of our assets. Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory. In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value. Our operations are subject to various environmental and employee health and safety regulations. Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations. Climate change may have an adverse effect on demand for our products or on our operations. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snow storms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation. Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.

27 In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation. We may not be able to protect our intellectual property. Our success depends in part on our ability to own and protect our trademarks, patents, trade secrets and other intellectual property rights. We rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors. Even if we move to protect our intellectual property with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the U.S. where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations. We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws. Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products. In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations. Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations. We may be subject to risks related to our information technology systems, including cyber-attacks. We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

28 Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations. In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices. We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:  remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;  measures in response to the evolving security landscape; and  legal expenses, including costs related to litigation, regulatory actions or penalties. We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations. We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets. The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations. As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations. Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes. The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:  actual or anticipated fluctuations in our results of operations;  recommendations by securities research analysts;  changes in the economic performance or market valuations of companies in the same industry in which we operate;  addition or departure of our executive officers and other key personnel;  release or expiration of transfer restrictions on outstanding Common Shares;

29  sales or perceived sales of additional Common Shares;  operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;  regulatory changes affecting the Company’s industry, business and operations;  announcements of developments and other material events by us or our competitors;  fluctuations in the costs of vital production inputs, materials and services;  changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;  operating and share price performance of other companies that investors deem comparable to us; and  news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets. Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected. It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future. No dividends on our Common Shares have been paid to date. We currently intend to retain future earnings, if any, for future operation and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our board of directors may deem relevant. Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share. We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders. Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so. Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions. Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes. We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender

30 offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares. There is no assurance we will continue to meet the listing standards of the Nasdaq and the TSX. We cannot assure you that we will be able to maintain compliance with continuing listing standards to maintain the listing of our Common Shares on the Nasdaq and the TSX. If we fail to comply with listing standards and the Nasdaq and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:  a limited availability of market quotations for our Common Shares;  reduced liquidity for our Common Shares;  a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;  a limited amount of news and analyst coverage of us; and  a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future. As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares. The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention. We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities. Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2022. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities. We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere. We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records. We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to U.S. domestic issuers. Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8- K with the SEC;  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

31  the selective disclosure rules by issuers of material non-public information under Regulation FD. We are required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer. Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us. A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the U.S. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the U.S. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the U.S. may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the U.S. could harm our ability to conduct our business. Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate. Because cannabis remains illegal federally in the U.S., U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the U.S. or other foreign jurisdictions. The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities. The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Our business has and may continue to be subject to disruptions as a result of the COVID‐19 pandemic. On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus, or COVID-19, a pandemic. The COVID-19 pandemic continues to result in extended government-ordered measures affecting significant portions of the global economy, including in the U.S., Canada, Portugal, Australia and Germany, where we conduct significant business. The public health crisis caused by COVID-19 and the actions taken and continuing to be taken by governments, businesses and the public have adversely affected, and we expect will continue to adversely affect, our business, financial condition and results of operations. In connection with the COVID-19 pandemic and to comply with mandates and guidance from governmental authorities, we continue to review and update our operational procedures and safety protocols at our facilities. If such measures are not effective or governmental authorities implement further restrictions, we may be required to take more extreme action, which could include a short or long-term closure of our facilities or reduction in workforce. These measures may impair our production levels or cause us to close or severely limit production at one or more facilities. Further, our operations could be adversely impacted if suppliers, contractors, customers and/or transportation carriers are restricted or prevented from conducting business activities. For example, cannabis retail stores in certain Canadian markets may close voluntarily or be forced by local governments to close or modify their operations, reducing our ability to distribute adult-use cannabis. While the U.S. and other jurisdictions have relaxed restrictions implemented in response to the COVID- 19 pandemic, the potential for new and more-transmissible variants means that the situation remains dynamic and subject to rapid and possibly material changes.

32 Reliva’s operations in the U.S. may be impacted by regulatory action and approvals from the Food and Drug Administration. Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local Departments of Health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised. On December 20, 2018, the Farm Bill, which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations. The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation. There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the U.S. have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand. Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions. This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts. Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A

33 failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations. The Canadian excise duty framework affects profitability. Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the CRA required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market. We may hedge or enter into forward sales, which involves inherent risks. We may hedge or enter into forward sales of our forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk (the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with us or adversely affect the financial and other terms the counterparty is able to offer us); (ii) market liquidity risk (the risk that we have entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position); and (iii) unrealized fair value adjustment risk (the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in us incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates). There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect us from adverse changes in price fluctuations, it may also prevent us from fully benefitting from positive changes in price fluctuations. DIVIDENDS AND DISTRIBUTIONS Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no restrictions on the Company’s ability to pay dividends under the Company’s constating documents. DESCRIPTION OF CAPITAL STRUCTURE The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each; and an unlimited number of Class B shares with a par value of $5.00 each. Common Shares Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company such are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Class A Shares Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. Class B Shares Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

As of August 31, 2022, being the most recently completed month prior to the date of this AIF, there were 300,393,331 Common Shares issued and outstanding and 398,814,732 on a fully diluted basis. No Class A Shares or Class B Shares are issued or outstanding. As of August 31, 2022, the dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants[(1)]	89,124,788	6.72	598,930,533
Stock Options	3,100,439	41.44	128,492,948
Convertible Debentures	2,408,791	U.S. 86.72	U.S 208,900,000
Restricted Share Units ("RSUs")[(2)]	1,073,137	N/A	N/A
Performance Share Units ("PSUs")[(2)]	675,371	N/A	N/A
Deferred Share Units ("DSUs")[(2)]	213,971	N/A	N/A

Notes:

(1) Details of warrants outstanding: (i) 514,486 common share purchase warrants exercisable at a price of $112.46 until August 9, 2023; (ii) 13,706 common share purchase warrants exercisable at a price of $116.09 until August 22, 2024; (iii) 76,789 common share purchase warrants exercisable at a price of $16.36 until May 29, 2025; (iv) 11,125,000 common share purchase warrants exercisable at a price of $11.60 until March 16, 2024; (v) 117,408 common share purchase warrants exercisable at a price of $11.11 until November 30, 2025; (vi) 6,600,000 common share purchase warrants exercisable at a price of $16.24 until January 26, 2024; (vii) 70,408,750 common share purchase warrants exercisable at a price of $4.12 until June 1, 2025; (viii) 3,216 common share purchase warrants exercisable at a price of $41.88 until March 8, 2024; (ix) 27,437 common share purchase warrants exercisable at a price of $41.88 until March 12, 2024; (x) 24,478 common share purchase warrants exercisable at a price of $41.88 until March 30, 2024; (xi) 86,697 common share purchase warrants exercisable at a price of $41.88 until March 31, 2024; (xii) 11,824 common share purchase warrants exercisable at a price of $41.88 until April 1, 2024; (xiii) 11,071 common share purchase warrants exercisable at a price of $41.88 until June 1, 2024; (xiv) 8,699 common share purchase warrants exercisable at a price of $41.88 until June 9, 2024; (xv) 7,561 common share purchase warrants exercisable at a price of $41.88 until July 23, 2024; (xvi) 8,829 common share purchase warrants exercisable at a price of $23.87 until August 21, 2024; (xvii) 5,818 common share purchase warrants exercisable at a price of $41.88 until August 31, 2024; (xviii) 15,698 common share purchase warrants exercisable at a price of $23.87 until September 9, 2024; (xix) 10,465 common share purchase warrants exercisable at a price of $23.87 until October 21, 2024; (xx) 11,191 common share purchase warrants exercisable at a price of $26.42 until March 31, 2025; (xxi) 35,665 common share purchase warrants exercisable at a price of $41.88 until July 31, 2025.

(2) RSUs, PSUs and DSUs do not have an exercise price and no cash proceeds are required upon release of the units.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares have been listed on the TSX under the trading symbol "ACB" since July 24, 2017. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	TSX Price Range		
Month	High ($)	Low ($)	Total Volume
July 2021	11.12	8.35	24,570,746
August 2021	9.60	8.18	19,968,105
September 2021	9.69	7.47	21,720,207
October 2021	9.70	8.21	19,344,797
November 2021	10.87	7.82	37,218,206
December 2021	8.52	6.82	27,760,176
January 2022	7.61	4.74	34,879,925
February 2022	6.22	4.46	33,793,195
March 2022	5.70	3.70	46,742,887
April 2022	5.27	3.58	31,228,245
May 2022	4.11	2.07	58,935,800
June 2022	2.18	1.56	58,716,400

In the U.S., the Common Shares have been listed on Nasdaq since May 25, 2021. The following table sets forth information relating to the trading of the Common Shares on Nasdaq for the months indicated.

	Nasdaq Price Range		
Month	High (US $)	Low (US $)	Total Volume
July 2021	9.1399	6.6342	101,243,762
August 2021	7.6199	6.365	88,174,153
September 2021	7.735	5.85	123,474,699
October 2021	7.88	6.63	79,961,928
November 2021	8.69	6.10	144,607,688
December 2021	6.74	5.39	102,100,806
January 2022	6.0499	3.71	135,122,353
February 2022	4.90	3.47	107,807,976
March 2022	4.56	2.89	207,854,075
April 2022	4.215	2.79	123,460,666

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Month	Nasdaq Price Range		
	High (US $)	Low (US $)	Total Volume
May 2022	3.205	1.62	266,952,500
June 2022	1.71	1.21	228,238,500

Prior Sales

During the fiscal year ended June 30, 2022, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
September 30, 2021	DSUs	23,432	N/A
September 30, 2021	Stock Options	874,109	$8.22
September 30, 2021	PSUs	402,390	N/A
September 30, 2021	RSUs	529,016	N/A
November 12, 2021	DSUs	914	N/A
November 30, 2021	DSUs	10,976	N/A
November 30, 2021	Stock Options	39,767	$8.37
December 31, 2021	DSUs	10,047	N/A
February 28, 2022	DSUs	21,600	N/A
February 28, 2022	Stock Options	75,576	$4.86
March 24, 2022	PSUs	8,606	N/A
March 24, 2022	RSUs	12,910	N/A
March 31, 2022	DSUs	16,615	N/A
May 17, 2022	PSUs	30,237	N/A
May 17, 2022	RSUs	45,356	N/A
May 30, 2022	DSUs	44,112	N/A
May 31, 2022	Stock Options	153,536	$2.38
June 30, 2022	DSUs	46,051	N/A

ESCROWED SECURITIES

The Company had no escrowed securities, or securities that are subject to a contractual restriction on transfer, outstanding as at June 30, 2022.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position with the Company	Director or Officer Since	Principal Occupation(s) for the Last Five Years[1]
Miguel Martin **Virginia, USA** Chief Executive Officer and Director	July 2020[2]	Chief Executive Officer of Aurora since September 2020; Chief Commercial Officer of Aurora from July 2020 to September 2020; President of Aurora USA since May 28, 2020 and head of Reliva LLC since November 2018; former President/General Manager of Logic Technology Development LLC from August 2013 to January 2018
Ron Funk[3][5] **Ontario, Canada** Chairman	July 2018	Chairman of the Board; owner of Funk Consulting (May 2009 to July 2020)
Michael Singer[6] **Québec, Canada** Director	May 2016	Director, consultant and entrepreneur (CPA, CGA); former Executive Chairman (July 2018 to May 2021) and Interim CEO (February 2020 to September 2020); previously independent Director (May 2016 to July 2018) and Chairman of the Board (May 2016 until July 2018) of the Company.
Norma Beauchamp[4][5] **Ontario, Canada** Independent Director	July 2018	Self-employed public company director; past President and CEO of Cystic Fibrosis Canada

35

Name, Municipality of Residence and Position with the Company	Director or Officer Since	Principal Occupation(s) for the Last Five Years[1]
Shan Atkins[3][4] **Florida, USA** Independent Director	February 2019	Self-employed public company director (May 2003 to present); Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; Owner of Chetrum Capital LLC (2002 to February 2018)
Adam Szweras [4][5] **Ontario, Canada** Independent Director	August 2015	Lawyer; Partner at Fogler, Rubinoff LLP since February 2006 and Chairman of Foundation Markets Inc. since December 2005
Lance Friedmann[3][6] **Illinois, USA** Independent Director	February 2020	Retired (2015 to present); independent public company director
Theresa Firestone[4][6] **Ontario, Canada** Independent Director	July 2021	Retired (April 2021 to present); former Senior Vice President, Health and Wellness (January 2019 to April 2021) and Senior Vice-President, Healthcare Businesses (2014 to 2018) of Shoppers Drug Mart
Chitwant Kohli[3][5] **Ontario, Canada** Independent Director	January 2022	Retired (July 2017 to present); former SVP, Enterprises Operations and Payments at Royal Bank of Canada (September 2013 to July 2017)
Glen Ibbott **British Columbia, Canada** Chief Financial Officer	May 2017	Chief Financial Officer of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant
Nathalie Clark **Ontario, Canada** EVP, General Counsel and Corporate Secretary	March 2022	EVP, General Counsel and Corporate Secretary of Aurora; former General Counsel and Corporate Secretary at Computershare Trust Company of Canada (August 2020 to March 2022); former Vice-President, HR at TD Bank Group (August 2017 to August 2020)
Alex Miller **Ontario, Canada** EVP, Operations and Supply Chain	May 2021	EVP, Operations and Supply Chain of Aurora; former Vice President, Operations at MAV Beauty Brands Inc. (August 2020 to May 2021); former SVP Operations at Kruger Tissue Products Inc. (September 2018 to February 2020); former VP Global Supply Chain at Apotex Inc. (September 2015 to August 2018)
Lori Schick **Ontario, Canada** EVP, Human Resources	May 2021	EVP, Human Resources of Aurora; former Senior Vice President and Head of People at Holt, Renfrew & Co. (March 2018 to May 2021); former VP, HR at American Express (July 2005 to February 2018)
Andre Jerome **Québec, Canada** EVP, Global Business Development	November 2019	Executive Vice-President, Global Business Development; former Chief Integrations Officer of Aurora from November 2019 to June 2020; former SVP Integrations of the Company from February 2018 to November 2019; CEO of H2 Biopharma Inc. from September 2014 to February 2018

Notes:

(1) The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by each respective director or officer.
(2) Miguel became an officer of the Company in July 2020 and was appointed to the Board on September 8, 2020.
(3) Member of the Audit Committee
(4) Member of the Human Resources and Compensation Committee
(5) Member of the Nominating and Corporate Governance Committee
(6) Member of the Science and Innovation Committee.

As of the date of this AIF, our directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 341,659 Common Shares, representing approximately 0.01% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

36

37 (b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mahdia was subject to the cease trade order prior to Adam’s appointment. Mr. Szweras resigned as a director of Mahdia on May 28, 2018. Mr. Szweras was appointed as a director of Harborside Inc. (“Harborside”) on May 30, 2019. On June 9, 2020, the Ontario Securities Commission (the “OSC”) granted Harborside a management cease trade order in respect of the delayed filing of its audited annual financial statements and corresponding management's discussion and analysis for the year ended December 31, 2019 due to the continued impact of COVID-19. In addition, the OSC issued a temporary cease trade order in connection with Harborside's previously announced proposed refiling of certain historical financial statements for the fiscal years ended December 31, 2017 and 2018, and the interim periods ended March 31, 2019, June 30, 2019, and September 30, 2019, and any corresponding management's discussion and analyses due primarily to changes in the application of accounting treatments related to certain transactions by its reverse takeover acquirer, FLRish Inc. The annual filings and restated 2017 and 2018 financial statements were filed, and the cease trade was revoked effective August 31, 2020. Mr. Szweras is a director of High Fusion Inc. (“High Fusion”). On December 3, 2021, the OSC issued a cease trade order due to High Fusion not filing its annual financial statements for the year ended July 31, 2021 in accordance with NI 51-102.The financial statements were filed and the cease trade order was revoked effective December 15, 2021. Subsequently, on December 31, 2021, the OSC granted High Fusion a management cease trade order in respect of the delayed filing of its financial statements for the three-month period ended October 31, 2021, due to the complexity associated with consolidating the purchase of the assets and business of OutCo Labs Inc. which High Fusion completed on August 31, 2021. The financial statements were filed, and the cease trade order was revoked effective January 21, 2022. Other than as described below, no director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. Shan Atkins was a director of LSC Communications (“LSC”) in April 2020 when it filed for Chapter 11 bankruptcy in the U.S. District Court for the Southern District of New York. Ms. Atkins ceased in her capacity as a director of LSC in December 2020 when it was purchased by Atlas Holdings. No director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director. Conflicts of Interest The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.

38 LEGAL PROCEEDINGS AND REGULATORY ACTIONS Other than as described below, during the financial year ended June 30, 2022, there have been no material legal proceedings to which the Company is or was a party or of which any of its property is or was the subject of that involves claims for damages, and the Company is unaware of any such proceedings being contemplated.  On November 21, 2019, a purported class action proceeding was commenced in the U.S. District Court for the District of New Jersey against the Company and certain of its directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaint(s) alleges, inter alia, that the Company and certain of its officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file an amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. The Company is currently awaiting a decision on the motion to dismiss.  The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products, including Aurora Sativa Drops, lot number 1102019000120 were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims.  A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18,000,000 in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.  On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims.  On October 2, 2020, a purported class action lawsuit was commenced in the U.S. District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Lead plaintiff and lead counsel have been appointed and we are awaiting filing of their complaint. On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims. This matter is now concluded.  On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and its former subsidiary, Hempco Food and Fibre Inc., by a former landlord regarding unpaid rent in the amount of $8,858,481.44, representing approximately $358,481 for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. We filed a statement of defence on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend itself against the claims. We are subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in

39 liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above. During the last fiscal financial year, there have not been any penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority. INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the year ended June 30, 2022, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company. TRANSFER AGENT AND REGISTRARS The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9. MATERIAL CONTRACTS Other than contracts entered into in the ordinary course of business, the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect. INTEREST OF EXPERTS Name of Experts The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company: KPMG, the Company’s independent auditors, have prepared an independent audit report dated September 20, 2022 in respect of the Company’s audited consolidated financial statements for the years ended June 30, 2022 and 2021. Interests of Experts KPMG, auditors of the Company, have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. AUDIT COMMITTEE The Company’s audit committee (the “Audit Committee”) has various responsibilities as set forth in NI 52-110, concerning constitution of its Audit Committee and its relationship with its independent auditor and, among such responsibilities, being a requirement that the Audit Committee establish a written charter that sets out its responsibilities. A copy of the charter of the Audit Committee is available as Schedule “A” to this AIF. Composition of the Audit Committee As of the date of this AIF, the Company’s Audit Committee is composed of the following members, each of whom is “independent” within the meaning of NI 51-110. Member Financially Literate (Y/N)(1) Relevant Education and Experience Shan Atkins *Chair Y Ms. Atkins is a chartered public accountant in Canada, a certified public accountant in the U.S. and holds an MBA from Harvard Business School and a Bachelor of Commerce (with honours) through Queens University. She is considered a “Financial Expert” as defined by the SEC and has acted as an independent director and as Chair of the audit committee for a number of public companies.

Member	Financially Literate (Y/N)[(1)]	Relevant Education and Experience
Ron Funk	Y	Mr. Funk holds an MBA from Kellogg-Schulich and has been providing consulting services since 2009. He previously served on the Board of MedReleaf prior to its acquisition by the Company, where he served as a member of its audit committee.
Chitwant Kohli	Y	Mr. Kohli is a chartered professional accountant in Canada and has held that designation since 1991. He is retired, following a career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. He is considered a "Financial Expert" as defined by the SEC.
Lance Friedmann	Y	Mr. Friedmann holds a BA in Economics from Stanford University and an MBA from Harvard Business School, and has 40 years' experience in business, with continuous exposure to financial data throughout his career.

Notes:

(1) Pursuant to NI 51-110, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG for the fiscal year ended June 30, 2022.

Reliance on Certain Exemptions

At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the Audit Committee charter.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the audit services provided by KPMG to the Company to ensure auditor independence. The aggregate fees billed by the Company's external auditor during the financial years ended June 30, 2022 and June 30, 2021 are as follows:

Financial Period Ending	Audit Fees ($)[(1)]	Audit Related Fees ($)[(2)]	Tax Fees ($)[(3)]	All Other Fees ($)[(4)]
2022	4,378,890	–	255,944	32,800
2021	3,042,764	–	357,032	–

Notes

(1) "Audit Fees" includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.

(2) "Audit-Related Fees" includes fees for assurance or accounting related services that have not been reflected under (1).

(3) "Tax Fees" includes fees for tax compliance and tax advice.

(4) "All Other Fees" refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's equity compensation plans, as applicable, is contained in the Company's management information circular for its most recent annual general meeting.

Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended June 30, 2022 which may be obtained upon request from Aurora's head office, or may be viewed on the Company's website (https://investor.auroramj.com/investor-info/financial-reports/.

40

41 SCHEDULE “A”: AUDIT COMMITTEE CHARTER Purpose The primary purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the performance of the Company’s internal audit function and independent auditor; (v) the adequacy of the Company’s system of internal controls over financial reporting; and (vi) treasury matters, including debt and equity financing decisions and the maintenance of adequate liquidity. The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors, and the Company’s financial management teams. Composition The Committee shall consist of at least three (3) members of the Board and shall satisfy the independence and financial literacy requirements imposed by the applicable securities legislation and by any stock exchange policies on which any of the Company’s capital stock is listed, including any exceptions permitted by such requirements. Term of Office The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a Director of the Board or ceasing to meet the requirements established, from time to time, by any regulators. Vacancies on the Committee will be filled by the Board. Chair The Board will appoint the Chair of the Committee annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed. Meetings and Minutes The Committee will meet at least once during each fiscal quarter and hold such meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each Director of the Company. Quorum A quorum at any meeting will be a simple majority of Committee members, provided that if the number of Committee members is an even number, one half of the number plus one shall constitute a quorum. Duties and Responsibilities The Audit Committee is appointed by the Board to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

42 Interaction with the Independent Auditor: (a) Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing the audit, review or attest services for the Company, and the independent auditor and such other registered public accounting firm must report directly to the Committee. The Committee must pre-approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval authority delegated to the Chair of the Committee under policies established by the Committee. Any services pre-approved by the Chair must be ratified by the full Committee at its next regularly scheduled meeting. (b) Annual Report on Independence and Quality Control. The Committee must, as least annually, obtain and review a report from the independent auditor describing: (i) The auditing firm’s internal quality-control procedures; (ii) Any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and (iii) All relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence. Annual Financial Statements and Annual Audit (c) Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response. (d) Annual Report on Form 20-F Review. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s attestation on the adequacy of internal controls over financial reporting. (e) Audit Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements. Quarterly Financial Statements (f) Form 10-Q Review. The Committee must review and discuss the quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” (g) Approval. The Committee, as delegated by the Board, has the authority to approve the quarterly financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the first three quarters of each fiscal year, as permitted by statute. Other Duties and Responsibilities (h) Compliance, Risk and Assurance. The Compliance Risk and Assurance (“CRA”) function provides management and the Audit Committee with ongoing assessment and information regarding the Company’s risk management processes and system of internal control, including the delivery of internal audit services and assurance projects. CRA will report functionally to the Audit Committee and administratively to the EVP, General Counsel and Corporate Secretary. Oversight responsibilities of the Committee include: (i) Implementation. The Committee must assist with Board oversight of the design and implementation of the CRA function. (ii) Risk Assessment, Risk Management and Compliance. The Committee must discuss the Company’s policies with respect to risk assessment, risk management and compliance with relevant laws and regulations, including all significant policies and procedures relating to insurance coverages of whatever type, as well as associated coverage limits.

43 (iii) Enterprise Risk and Assurance Charter. The Committee must approve the Enterprise Risk and Assurance Charter, any significant revisions thereto, as well as receive communication from the function’s leadership at least annually, confirming the scope, mandate, and independence of the CRA function. (iv) Internal Control over Financial Reporting. The Committee must review management’s assessment of the adequacy and effectiveness of the organization’s system of internal control and management information systems through discussion with management, CRA, and the external auditor, including the adequacy of processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud to ensure the organization meets its obligations under the Sarbanes-Oxley Act to support Section 404 Chief Executive Officer and Chief Financial Officer certifications. (v) Annual Risk-Based Audit and Advisory Plan. The Committee must annually approve the annual Risk-Based Audit and Advisory Plan and associated budget, which includes the planned projects for the upcoming fiscal year, as well as any significant changes to the plan during the fiscal year to accommodate changes in circumstances and any ad-hoc Committee or management requests. (vi) Quarterly Reporting. The Committee must receive quarterly communications from the function’s leadership on performance relative to the Risk-Based Audit and Advisory Plan, results of planned projects, the ERM Framework, selected risk mitigation plans and strategies, corporate compliance, and other matters. (vii) Function Performance. The Committee must annually assess the effectiveness of the CRA function, provide input into the performance appraisal process for the Head of the CRA function (“CRA Lead”) and approve any decisions regarding the appointment and removal of the CRA Lead. (i) Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. (j) Oversight of Treasury Functions. The committee must provide oversight of liquidity and broader balance sheet management by the Company, including debt and equity financing decisions. (k) Oversight of Related Party Transactions. The Committee must establish, maintain and oversee compliance with a related party transactions policy applying to employees and members of the Board. (l) Oversight of Cyber-Risk. The Committee must regularly review and discuss reports on the Company’s cyber risk exposure and the adequacy of associated protections. (m) Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor. (n) Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters and review and ensure resolution of such concerns on a timely basis. (o) Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee. (p) Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee. Pre-Approval of Non-Audit Services The Audit Committee may delegate to the Chair the authority to pre-approve audit and non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre- approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

44 External Advisors The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. External Auditors The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will: (a) review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant; (b) approve the fees and other significant compensation to be paid to the external auditors; (c) on an annual basis, or more often if circumstances warrant, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence; (d) review the external auditors’ audit plan to see that it is sufficiently detailed and reflects any significant areas of focus that the Audit Committee deems important; (e) before the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by Chartered Professional Accountants Canada (CPA Canada); (f) consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting; (g) resolve any disagreements between management and the external auditors regarding financial reporting; (h) approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and (i) receive from the external auditor’s timely reports of: (i) any and all critical accounting policies and key audit matters; (ii) any alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors, together with rationale; (iii) any internal control issues which they deem significant; and (iv) any other material written communications between the external auditors and management. (j) hold regular private sessions with the external auditors without management present. Legal Compliance On an annual basis, or more frequently as required, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies. Complaints The Company has in place whistleblower reporting mechanisms to allow individuals to bring to the attention of the Audit Committee any complaints regarding accounting, internal accounting controls or auditing matters. The Audit Committee will periodically establish and reconfirm procedures for the submission, receipt and treatment of such complaints and concerns.

45 In all cases, the Audit Committee will conduct a prompt, sufficient and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action. To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith. Review and Disclosure The Committee will annually review and reassess this Charter as it deems appropriate and submit any recommend changes to the Board for approval. The Committee will ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements. Last presented for review and approval to, and so approved by the Board on June 29, 2022.